Filed Pursuant to Rule 424(b)(2)

Registration No. 333-85646

Pricing Supplement to the Prospectus dated July 1, 2002

and the Prospectus Supplement dated September 17, 2004

$743,000

BARCLAYS BANK PLC

Medium-Term Notes, Series A

Principal Protected Notes due December 9, 2010

Linked to the Dow Jones-AIG Commodity IndexSM

Issuer:	Barclays Bank PLC

Issue Date:	December 9, 2004

Maturity Date:	December 9, 2010

Coupon:	We will not pay you interest during the term of the Notes.

Underlying Index:

The return on the Notes is linked to the performance of the Dow Jones-AIG Commodity IndexSM (the “Index”). The Index is designed to be a diversified benchmark for commodities as an asset class. The Index is composed of twenty futures contracts on physical commodities traded on U.S. exchanges, with the exception of aluminum, nickel and zinc contracts, which trade on the London Metal Exchange (the “LME”). The Index was designed by AIG International Inc. (“AIGI”) and is calculated by Dow Jones & Company, Inc. (“Dow Jones”) in conjunction with AIGI.

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the index return, if positive.

Index Return:	The index return per $1,000 principal amount of the Notes will be equal to $1,000 times the average index performance.

The average index performance may be negative. Therefore, there may be no index return at maturity.

Average Index Performance:	Average Index Level – Initial Index Level

Initial Index Level

Initial Index Level:	Closing level of the Index on December 9, 2004 (the “initial valuation date”).

Average Index Level:

The average index level will be the arithmetic mean of the closing levels of the Index on the 24 quarterly observation dates from and including the initial observation date to and including the final observation date.

Quarterly Observation Dates:

The 6th day of March, June, September and December, commencing on March 7, 2005 (the “initial observation date”), since March 6, 2005 is not a business day, and ending on December 2, 2010 (the “final observation date”).

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

See “ Risk Factors” beginning on page PS-5 of this pricing supplement for risks relating to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	3.50%	96.50%
Total	$743,000	$26,005	$716,995

Barclays Capital

Pricing Supplement dated December 6, 2004

“Dow Jones” and “The Dow Jones-AIG Commodity IndexSM” and “DJ-AIGCI®” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Barclays Bank PLC. Barclays Bank PLC’s Principal Protected Notes based on the Dow Jones-AIG Commodity IndexSM are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such Notes.

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-5
THE INDEX	PS-11
VALUATION OF THE NOTES	PS-22
SPECIFIC TERMS OF THE NOTES	PS-22
USE OF PROCEEDS AND HEDGING	PS-27
CAPITALIZATION OF BARCLAYS BANK PLC	PS-28
SUPPLEMENTAL TAX CONSIDERATIONS	PS-29

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
TAX CONSIDERATIONS	S-13
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-24
PLAN OF DISTRIBUTION	S-24
VALIDITY OF SECURITIES	S-26

PROSPECTUS

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	3
PRESENTATION OF FINANCIAL INFORMATION	3
THE BARCLAYS BANK GROUP	3
USE OF PROCEEDS	3
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	5
DESCRIPTION OF DEBT SECURITIES	6
DESCRIPTION OF PREFERENCE SHARES	26
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	32
DESCRIPTION OF SHARE CAPITAL	37
TAX CONSIDERATIONS	39
PLAN OF DISTRIBUTION	52
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	55
WHERE YOU CAN FIND MORE INFORMATION	55
FURTHER INFORMATION	56
VALIDITY OF SECURITIES	56
EXPERTS	56
EXPENSES OF ISSUANCE AND DISTRIBUTION	56

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 1, 2002, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 17, 2004, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term notes issued by Barclays Bank PLC offering full principal protection and partial participation in any appreciation of the Dow Jones-AIG Commodity IndexSM at maturity.

The Index is designed to be a diversified benchmark for commodities as an asset class. The Index is composed of twenty futures contracts on physical commodities traded on U.S. exchanges, with the exception of aluminum, nickel and zinc contracts, which trade on the LME. The Index was designed by AIG International Inc. and is calculated by Dow Jones & Company, Inc. in conjunction with AIGI. The Notes provide a degree of diversification to the commodities sector through exposure to the return of these futures contracts that comprise the Index.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the index return, if positive. The “index return” will be equal to $1,000 times the average index performance, which may be positive or negative. The average index performance will be calculated as follows:

Average Index Performance =	Average Index Level – Initial Index Level
Initial Index Level

The “initial index level” is the closing level of the Index on the initial valuation date and the “average index level” is the arithmetic mean of the closing levels of the Index on the 24 quarterly observation dates from and including the initial observation date to and including the final observation date. You will receive at least $1,000 per $1,000 principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the Index.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “ – How Do the Notes Perform at Maturity? – Hypothetical Examples” below and “Specific Terms of the Notes” in this pricing supplement.

There will be no index return payable at maturity if the average index performance is negative.

What are some of the risks of the Notes?

An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•	Market Risk – The return on the Notes is linked to the performance of the Index, and will depend on whether the average index performance is positive or negative, and the extent to which it is positive. Commodity prices may change unpredictably, affecting the Index level and the value of your Notes in unforeseeable ways. Higher future prices of the physical commodities upon which the futures contracts that compose the Index are based (the “Index Commodities”) relative to their current prices may decrease the level of the Index and, accordingly, decrease your return.

•	Limited Portfolio Diversification – The exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy and agriculture, and may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors. See “The Index – Diversification Rules” in this pricing supplement.

•	Calculation of the Index Return May Limit Your Potential Payment at Maturity – Your investment in the Notes may not perform as well as an investment in a security whose return is based solely on the performance of the Index. Your ability to participate in the appreciation of the Index is limited to an average of the appreciation or depreciation over 24 quarters. In contrast, an investment in a security linked directly to the performance of the Index will not limit an investor’s participation in the appreciation of the Index at maturity.

•	No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of $1,000 per $1,000 principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the maturity date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a loss. You should be willing to hold your Notes to maturity.

•	No Interest Payments – You will not receive any periodic interest payments on the Notes.

•	There May Be Little or No Secondary Market for the Notes – The Notes will not be listed on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in commodities prices in general and exchange-traded futures contracts on physical commodities in particular.

•	You believe the level of the Index on average will increase during the term of the Notes.

•	You seek an investment that offers principal protection when held to maturity.

•	You do not seek current income from this investment.

•	You seek an investment with a return partially linked to the performance of the Index.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in commodities prices in general and exchange-traded futures contracts on physical commodities in particular.

•	You believe the level of the Index on average will decline during the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You prefer not to create an overconcentrated position in the commodities sector of your portfolio.

•	You seek current income from your investment.

•	You seek an investment that is exposed to the full upside performance of the Index and you are willing to make an investment that is exposed to the full downside performance risk of the Index.

•	You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental Tax Considerations – Supplemental U.S. Tax Considerations” in this pricing supplement.

Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of an administrative or judicial ruling to the contrary, to characterize the Notes for tax purposes as a debt instrument subject to special rules governing contingent payment obligations. As a result, if you are a U.S. holder, even though we will only make interest payments (if any) on your Note at maturity, you will generally be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. These rules will generally have the effect of requiring you to include such amounts in income in respect of your Note prior to your receipt of cash attributable to such income.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: Calculate the average index level.

The average index level will be the arithmetic mean of the closing levels of the Index on the 24 quarterly observation dates, which are the – day of March, June, September and December, commencing on the initial observation date and ending on the final observation date.

Step 2: Calculate the average index performance.

Average Index Performance =	Average index level – Initial Index Level
Initial Index Level

where the “initial index level” is the closing level of the Index on the initial valuation date.

Step 3: Calculate the index return.

The index return per $1,000 principal amount of the Notes will be equal to $1,000 times the average index performance.

Step 4: Calculate the payment at maturity.

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the index return, if positive.

You will not receive less than $1,000 per $1,000 principal amount of the Notes if you hold the Notes to maturity.

Hypothetical Examples

Assumptions:

Underlying Index:	Dow Jones-AIG Commodity IndexSM
Initial Index Level:	145.676 (closing level of the Index on December 6, 2004; the actual initial index level will be the closing level on the initial valuation date)
Initial Investment:	$1,000
Term:	6 years
Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the index return, if positive.

The table set forth below shows the hypothetical return on an investment in the Notes for average index performances ranging from -100% to +100% over the full term of the Notes.

Average Index Level	% Average Index Performance	Index Return	Payment at Maturity	% Return on Notes
291.352	100.00%	$1,000.00	$2,000.00	100.00%
276.784	90.00%	$900.00	$1,900.00	90.00%
262.217	80.00%	$800.00	$1,800.00	80.00%
247.649	70.00%	$700.00	$1,700.00	70.00%
233.082	60.00%	$600.00	$1,600.00	60.00%
218.514	50.00%	$500.00	$1,500.00	50.00%
203.946	40.00%	$400.00	$1,400.00	40.00%
189.379	30.00%	$300.00	$1,300.00	30.00%
174.811	20.00%	$200.00	$1,200.00	20.00%
160.244	10.00%	$100.00	$1,100.00	10.00%
145.676*	0.00%	$0.00	$1,000.00	0.00%
131.108	-10.00%	$-100.00	$1,000.00	0.00%
116.541	-20.00%	$-200.00	$1,000.00	0.00%
101.973	-30.00%	$-300.00	$1,000.00	0.00%
87.406	-40.00%	$-400.00	$1,000.00	0.00%
72.838	-50.00%	$-500.00	$1,000.00	0.00%
58.270	-60.00%	$-600.00	$1,000.00	0.00%
43.703	-70.00%	$-700.00	$1,000.00	0.00%
29.135	-80.00%	$-800.00	$1,000.00	0.00%
14.568	-90.00%	$-900.00	$1,000.00	0.00%
0.000	-100.00%	$-100.00	$1,000.00	0.00%

*	Initial Index Level (closing level of the Index on December 6, 2004; the actual initial index level will be the closing level on the initial valuation date)

Examples

Assumptions:

Underlying Index:	Dow Jones-AIG Commodity IndexSM
Initial Index Level:	145.676 (closing level of the Index on December 6, 2004; the actual initial index level will be the closing level of the Index on the initial valuation date)
Initial Investment:	$1,000
Term:	6 years
Index return:	$1,000 x Average Index Performance
Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the index return, if positive.

Example 1 – The calculation agent calculates on the final observation date an average 20% increase from the initial index level of 145.676.

Average Index Performance	20%
Index Return	$1,000 x .20 = $200
Payment at Maturity	$1,000 + $200 = $1,200.00

A 20% average index performance results in a payment at maturity of $1,200.00, a 20.0% return on the Notes.

Example 2 – The calculation agent calculates on the final observation date an average 40% decrease from the initial index level of 145.676.

Average Index Performance	-40%
Index Return	zero
Payment at Maturity	$1,000 + $0 = $1,000

A -40% average index performance results in a payment at maturity of $1,000.00, a 0% return on the Notes.

Example 3 – The calculation agent calculates on the final observation date an average 1% increase from the initial index level of 145.676.

Average Index Performance	1%
Index Return	$1,000 x .01 = $10
Payment at Maturity	$1,000 + $10 = $1,010.00

A 1% average index performance results in a payment at maturity of $1,010.00, a 1.0% return on the Notes.

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the Dow Jones-AIG Commodity IndexSM (the “Index”). Investing in the Notes is not equivalent to investing directly in the commodities comprising the Index or the Index itself. See “The Index” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

You will receive at least the minimum payment of 100% of the principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will receive the price at which you agree to sell the Notes, which may be less than the full principal amount. You should be willing to hold your Notes to maturity.

Calculation of the Index Return Is Based on an Average Over the Term of the Notes and May Limit Your Potential Payment at Maturity

The Notes provide less opportunity to participate in the appreciation of the Index than an investment in a security linked to the Index providing full participation in the appreciation, because the return is based on an average of the quarterly appreciation or depreciation over the term of the Notes. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the performance of the Index, assuming that the final closing level of the Index has not decreased at the maturity date of the Notes.

You Will Receive No More Than the Minimum Payment of 100% of the Principal Amount of Your Notes at Maturity If the Average Index Performance Does Not Exceed Zero

It is possible that the average index performance may not exceed 0%. The amount of the index return may be zero or negative. Consequently, you may receive no more than the principal amount of your Notes at maturity.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of your Notes may fluctuate between the date you purchase them and the final observation date when the calculation agent will determine your payment at maturity. Therefore, you may sustain a significant loss if you sell the Notes in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the level of the Index will affect the market value of the Notes more than any other factor. Other factors described in detail in the paragraphs below that may influence the market value of the Notes include:

•	the volatility of the Index (i.e., the frequency and magnitude of changes in the level of the Index);

•	the market price of the Index Commodities or the exchange-traded futures contracts on the Index Commodities;

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the Index or the market price of the Index Commodities or the exchange-traded futures contracts on the Index that affect commodities and futures markets generally; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your

Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact of the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

Suspension or Disruptions of Market Trading in the Commodity and Related Futures Markets May Adversely Affect the Value of Your Notes

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your Notes.

Risks Associated with the Index May Adversely Affect the Market Price of the Notes

Because the Notes are linked to the Index which currently reflects the return on futures contracts on twenty different exchange-traded physical commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the Index for the following year. However, Dow Jones and AIGI may not discover every discrepancy. Furthermore, the annual weightings for the Index are determined each year in June and announced in July by AIGI under the supervision of an index oversight committee, which has a significant degree of discretion in exercising its supervisory duties with respect to the Index and has no obligation to take the needs of any parties to transactions involving the Index into consideration when reweighting or making any other changes to the Index. Finally, subject to the minimum/maximum diversification limits described in “The Index – Diversification Rules” in this pricing supplement, the exchange-traded physical commodities underlying the futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the Notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Higher Future Prices of the Index Commodities Relative to Their Current Prices May Decrease the Amount Payable at Maturity

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling”. Putting aside other considerations, the market for these contracts is in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. This means that the value of the Index could increase, and therefore, your payment at maturity could increase. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities included in the Index, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Index and, accordingly, decrease the payment you receive at maturity.

Changes That Affect the Calculation of the Index Will Affect the Market Value of the Notes and the Amount You Will Receive at Maturity

The policies of Dow Jones & Company, Inc. and AIG International Inc., a subsidiary of American International Group, Inc., concerning the methodology and calculation of the Index, additions, deletions or substitutions of the Index Commodities or exchange-traded futures contracts on the Index Commodities could affect the Index and, therefore, could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. The amount payable on the Notes and their market value could also be affected if Dow Jones and AIGI, in their sole discretion, change these policies, for example, by changing the methodology for compiling and calculating the Index, or if Dow Jones and AIGI discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the market value of the Notes. If events such as these occur, or if the initial index level is not available or the average index level cannot be calculated because of a market disruption event or for any other reason, the calculation agent – which will initially be Barclays Bank PLC – will make a good faith estimate in its sole discretion of the average index level that would have prevailed in the absence of the market disruption event. If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on any of the quarterly observation dates when the closing level of the Index for the average index level calculation is required to be determined, the calculation agent will instead make a good faith estimate in its sole discretion of the closing level of the Index by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indexes and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

Historical Levels of the Index Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the Notes

The actual performance of the Index over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the Index. The trading prices of exchange-traded futures contracts on the Index Commodities will determine the level of the Index. As a result, it is impossible to predict whether the level of the Index will rise or fall.

Commodity Prices May Change Unpredictably, Affecting the Index Level and the Value of Your Notes in Unforseeable Ways

Trading in futures contracts associated with the Index Commodities is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments and changes in interest rates. These factors may affect the level of the Index and the value of your Notes in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

The Formula for Determining the Payment at Maturity Does Not Take into Account All Developments in the Index

The calculation agent will calculate the redemption amount on the basis of the average performance of the Index from the initial observation date to the final observation date. As a result, temporary fluctuations in the Index, as well as the level of the Index on the final observation date, will not be directly reflected in the calculation of the index return.

You Will Not Receive Interest Payments on the Notes or Have Rights in the Exchange-Traded Futures Contracts on the Index Commodities

You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that holders of the exchange-traded futures contracts on the Index Commodities may have.

There May Not Be an Active Trading Market in the Notes – Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses.

The Notes Are Indexed to the Dow Jones-AIG Commodity IndexSM Not the Dow Jones-AIG Commodity Index Total ReturnSM

The Notes are linked to the Dow Jones-AIG Commodity IndexSM, which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the Index. The Dow Jones-AIG Commodity Index Total ReturnSM is a “total return” index which, in addition to reflecting those returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the Notes are linked to the Dow Jones-AIG Commodity IndexSM and not the Dow Jones-AIG Commodity Index Total ReturnSM, the return on the Notes will not include the total return feature of the Dow Jones-AIG Commodity Index Total ReturnSM.

Trading and Other Transactions by Barclays Bank PLC or Its Affiliates in Index Commodities, Futures, Options, Exchange-Traded Funds or Other Derivative Products on Index Commodities or the Index May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing Index Commodities, futures or options on Index Commodities or the Index, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the performance of Index Commodities or the Index, and we may adjust these hedges by, among other things, purchasing or selling Index Commodities, futures, options or exchange-traded funds or other derivative instruments at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of Index Commodities and the level of the Index and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in Index Commodities, the exchange-traded futures contracts on the Index Commodities, and other investments relating to Index Commodities on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of Index Commodities, the exchange-traded futures contracts on the Index Commodities, and the level of the Index and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of Index Commodities, the exchange-traded futures contracts on the Index Commodities, or the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the Index Commodities, the exchange-traded futures contracts on the Index Commodities, and the Index that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to the interests of the holders of the Notes. Moreover, we and Barclays Capital Inc. have published and in the future expect to publish research reports with respect to some or all of the Index Commodities and physical commodities generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the market price of the Index Commodities and the related exchange-traded futures contracts and the level of the Index and, therefore, the market value of the Notes.

Trading and Other Transactions by AIGI and Dow Jones in the Futures Contracts Comprising the Index and the Underlying Commodities May Affect the Value of the Index

AIGI and its affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. AIGI and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of Index Commodities or are linked to the performance of the Index. Certain of AIGI’s affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related Indices, and Dow Jones and AIGI and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the value of the Index. For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying Index components in order to hedge the market maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the value of the Index. With respect to any of the activities described above, none of AIGI, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

Barclays Bank PLC and Its Affiliates Have No Affiliation with Dow Jones and AIGI and Are Not Responsible for its Public Disclosure of Information

We and our affiliates are not affiliated with Dow Jones and AIGI in any way (except for licensing arrangements discussed below in “The Index – License Agreement”) and have no ability to control or predict their actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. Neither Dow Jones nor AIGI is under any obligation to continue to calculate the Index or required to calculate any successor index. If Dow Jones and AIGI discontinue or suspend the calculation of the Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation agent may designate a successor index selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes – Market Disruption Event” and “ – Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation” in this pricing supplement.

The information in “The Index” section in this pricing supplement has been taken from (i) publicly available sources and (ii) a summary of the Dow Jones-AIG Commodity Index Handbook (a document that is considered proprietary to Dow Jones and AIGI and is not publicly available). Such information reflects the policies of, and is subject to change by, Dow Jones and AIGI. We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the Index, AIGI, and Dow Jones. Dow Jones and AIGI are not involved in the offer of the Notes in any way and have no obligation to consider your interests as a holder of the Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting Index Commodities or the Index has occurred or is continuing on a date when the calculation agent must determine the average index level on the final observation date. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Determination of the Closing Level of the Index on a Quarterly Observation Date If a Market Disruption Event Occurs on Such Quarterly Observation Date

The determination of any closing level of the Index may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the relevant quarterly observation date. If such a postponement occurs, then the calculation agent will instead use the closing level of the Index on the first business day after that quarterly observation date on which no market disruption event occurs or is continuing. In no event, however, will such date for the determination of the closing level of the Index be postponed by more than ten business days. If the date for the determination of the closing level of the Index is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day, that day will nevertheless be the date on which such closing level of the Index will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index that would have prevailed in the absence of the market disruption event.

The Calculation Agent Can Postpone the Determination of the Average Index Level or the Maturity Date If a Market Disruption Event Occurs on the Final Observation Date

The determination of the average index level may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final observation date. If such a postponement occurs, then the calculation agent will instead use the closing level of the Index on the first business day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final observation date for the Notes be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days. If the final observation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day, that day will nevertheless be the final observation date. If a market disruption event is occurring on the last possible final observation date, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

Index Calculation Disruption Events May Require an Adjustment to the Calculation of the Index

At any time during the term of the Notes, the daily calculation of the Index may be adjusted in the event that AIGI determines that any of the following index calculation disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day; the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day’s settlement price; the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or with respect to any futures contract used in the calculation of the Index that trades on the LME, a quarterly observation date on which the LME is not open for trading. Any such Index calculation disruption events may have an adverse impact on the value of the Index or the manner in which it is calculated. See “The Index – Index Calculation Disruption Events” in this pricing supplement.

AIGI May Be Required to Replace a Designated Contract If the Existing Futures Contract Is Terminated or Replaced

A futures contract known as a “Designated Contract” has been selected as the reference contract for each underlying physical commodity. See “The Index – Composition of the Index – Designated Contracts for Each Commodity” in this pricing supplement. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced by an exchange, a comparable futures contract would be selected by the Dow Jones-AIG Commodity Index Oversight Committee, if available, to replace that Designated Contract. The termination or replacement of any Designated Contract may have an adverse impact on the value of the Index.

Barclays Bank PLC Has a Non-Exclusive Right to Use the Index

We have been granted a non-exclusive right to use the Index and related service marks and trademarks in connection with the Notes. If we breach our obligations under the license, AIGI and Dow Jones will have the right to terminate the license. If AIGI and Dow Jones choose to terminate the license agreement, we still have the right to use the Index and related service marks and trademarks in connection with the Notes until their maturity, provided that we cure our breach within thirty days of the termination of the license. If we fail to cure this breach, it may become difficult for us to determine the redemption amount of the Notes. The calculation agent in this case will determine the average index level or the fair market value of the Notes – and thus the amount payable at maturity – in a manner it considers appropriate in its reasonable discretion.

THE INDEX

The following is a description of the Dow Jones-AIG Commodity IndexSM (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from (i) publicly available sources and (ii) a summary of the Dow Jones-AIG Commodity Index Handbook (a document that is considered proprietary to Dow Jones and AIGI and is not publicly available). Such information reflects the policies of, and is subject to change by, Dow Jones and AIGI. We have not independently verified this information. You, as an investor in the Notes, should make your own investigation into the Index, AIGI, and Dow Jones. Dow Jones and AIGI are not involved in the offer of the Notes in any way and have no obligation to consider your interests as a holder of the Notes. Dow Jones and AIGI have no obligation to continue to publish the Index, and may discontinue publication of the Index at any time in their sole discretion.

Overview

The Index was introduced in July 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Index currently is composed of the prices of twenty exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity future markets, please see “ – The Commodity Futures Markets” below. The 20 Index Commodities selected for 2004 are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. For 2005, 19 Index Commodities will comprise the Index, with cocoa to be removed due to the operation of the Diversification Rules described below. Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Index is a proprietary index that Dow Jones and AIGI developed and that Dow Jones, in conjunction with AIGI, calculates. The methodology for determining the composition and weighting of the Index and for calculating its value is subject to modification by Dow Jones and AIGI, at any time. At present, Dow Jones disseminates the Index value approximately every fifteen (15) seconds (assuming the Index value has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time) and publishes a daily Index value at approximately 4:00 p.m. (New York time), on each DJ-AIG Business Day (as defined below) on Bloomberg page DJAIG. A DJ-AIG Business Day is a day on which the sum of the Commodity Index Percentages (as defined below in “ – Annual Reweightings and Rebalancings of the Dow Jones-AIG Commodity Index”) for the Index Commodities that are open for trading is greater than 50%. For example, based on the weighting of the Index Commodities for 2004, if the Chicago Board of Trade (“CBOT”) and the New York Mercantile Exchange (“NYMEX”) are closed for trading on the same day, a DJ-AIG Business Day will not exist.

AIGI and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Index, as well as commodities, including commodities included in the Index. AIGI and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments which are linked to the performance of commodities or are linked to the performance of the Index. Certain of AIGI’s affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related indices, and AIGI and Dow Jones and their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the value of the Index. For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying Index components in order to hedge the market maker’s position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the value of the Index. With respect to any of the activities described above, none of AIGI, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time.

The Dow Jones-AIG Commodity Index

Oversight Committee

Dow Jones and AIGI have established the Dow Jones-AIG Commodity Index Oversight Committee to assist them in connection with the operation of the Index. The Dow Jones-AIG Commodity Index Oversight Committee includes prominent members of the financial, academic and legal communities selected by AIGI and meets annually to consider any changes to be made to the Index for the coming year. The Dow Jones-AIG Commodity Index Oversight Committee may also meet at such other times as may be necessary.

As described in more detail below, the Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIGI under the supervision of the Dow Jones-AIG Commodity Index Oversight Committee, announced in July and implemented the following January. The composition of the Index for 2004 was approved by the Dow-Jones-AIG Commodity Index Oversight Committee at a meeting held in July 2003 and the composition for 2005 was recently approved at a meeting on July 22, 2004. The next Index reweighting and rebalancing will take place in January 2005 based on the following composition percentages for the Index for 2005 described below:

The Dow Jones-AIG Commodity IndexSM 2005 Commodity Index Percentages

Commodity	Weighting
Natural Gas	12.282992%
Crude Oil	12.810567%
Unleaded Gas	4.051497%
Heating Oil	3.854944%
Live Cattle	6.152719%
Lean Hogs	4.388980%
Wheat	4.869456%
Corn	5.937836%
Soybeans	7.595688%
Soybean Oil	2.665386%
Aluminum	7.055306%
Copper	5.887357%
Zinc	2.673422%
Nickel	2.606530%
Gold	5.978087%
Silver	2.000000%
Sugar	2.933043%
Cotton	3.231786%
Coffee	3.024406%

The current composition of the Index is described below in “ – Composition of the Index”.

Four Main Principles Guiding the Creation of the Dow Jones-AIG Commodity Index

The Index was created using the following four main principles:

•	Economic Significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

•	Diversification. A second major goal of the Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Index is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

•	Continuity. The third goal of the Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Index from year to year. The Index is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Index.

•	Liquidity. Another goal of the Index is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These principles represent goals of the Index and its creators, and there can be no assurance that these goals will be reached by either Dow Jones or AIGI.

Composition of the Index

Commodities Available for Inclusion in the Index

A number of commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange.

The 23 potential commodities currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, cattle, hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 20 Index Commodities selected for 2004 are as follows: aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected for each commodity. With the exception of several LME contracts, where the Dow Jones-AIG Commodity Index Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Dow Jones-AIG Commodity Index Oversight Committee selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, the Dow Jones-AIG Commodity Index Oversight Committee selects the most actively traded contract. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract. The Designated Contracts for the commodities included in the Index for 2004 are as follows*:

Index Breakdown by Commodity

Commodity	Designated Contract	Exchange	Units	Price Quote	Current Weighting**
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	$/metric ton	6.89%
Cocoa*	Cocoa	CSCE	10 metric tons	$/metric ton	1.61%
Coffee	Coffee “C”	CSCE	37,500 lbs	cents/pound	2.82%
Copper***	High Grade Copper	COMEX	25,000 lbs	cents/pound	6.18%
Corn	Corn	CBOT	5,000 bushels	cents/bushel	4.30%
Cotton	Cotton	NYCE	50,000 lbs	cents/pound	1.67%
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	$/barrel	17.77%
Gold	Gold	COMEX	100 troy oz.	$/troy oz.	5.25%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	cents/gallon	5.36%
Live Cattle	Live Cattle	CME	40,000 lbs	cents/pound	5.80%
Lean Hogs	Lean Hogs	CME	40,000 lbs	cents/pound	4.52%
Natural Gas	Henry Hub Natural Gas	NYMEX	10,000 mmbtu	$/mmbtu	13.79%
Nickel	Primary Nickel	LME	6 metric tons	$/metric ton	1.69%
Silver	Silver	COMEX	5,000 troy oz.	cents/troy oz.	2.20%
Soybeans	Soybeans	CBOT	5,000 bushels	cents/bushel	4.36%
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	cents/pound	1.65%
Sugar	World Sugar No. 11	CSCE	112,000 lbs	cents/pound	3.57%
Unleaded Gasoline	New York Harbor Unleaded Gasoline	NYMEX	42,000 gal	cents/gallon	5.00%
Wheat	Wheat	CBOT	5,000 bushels	cents/bushel	3.46%
Zinc	Special High Grade Zinc	LME	25 metric tons	$/metric ton	2.11%

*	Cocoa will be removed from the Index as of January 2005.
**	The column in the above table titled “Current Weighting” reflects the approximate weightings as of October 29, 2004 of the 20 commodities currently included in the Dow Jones-AIG Commodity Index.
***	The Dow Jones-AIG Commodity Index uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining weighting for the Index.

In addition to the commodities set forth in the above table, lead, platinum and tin also are considered for inclusion in the Dow Jones-AIG Commodity Index.

Commodity Group

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Index are assigned to “Commodity Groups”. The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Index Breakdown by Commodity Group

Vegetable Oil	1.57%
Energy	43.27%
Precious Metals	7.29%
Industrial Metals	16.07%
Livestock	10.31%
Grains	11.81%
Softs	9.67%

Commodity Group	Commodities:
Energy	Crude Oil
Heating Oil
Natural Gas
Unleaded Gasoline
Precious Metals	Gold
Platinum
Silver
Industrial Metals	Aluminum
Copper
Lead
Nickel
Tin
Zinc
Livestock	Lean Hogs
Live Cattle
Grains	Corn
Soybeans
Wheat
Softs	Cocoa
Coffee
Cotton
Sugar
Vegetable Oil	Soybean Oil

Annual Reweightings and Rebalancings of the Dow Jones-AIG Commodity Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIGI under the supervision of the Dow Jones-AIG Commodity Index Oversight Committee, announced in July and implemented the following January. The composition of the Index for 2004 was approved by the Dow Jones-AIG Commodity Index Oversight Committee at a meeting held in July 2003 and the composition of the Index for 2005 was recently approved at a meeting on July 22, 2004. The changes in Index composition were announced on July 30, 2004, and are set forth above in “ – The Dow Jones-AIG Commodity Index Oversight Committee”. These changes will take effect in January 2005 and, accordingly, the next Index reweighting and rebalancing will take place at that time.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Index (the “Index Commodities”) and their respective percentage weights.

Diversification Rules

The Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

•	No related group of commodities designated as a “Commodity Group” (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Index.

•	No single commodity may constitute more than 15% of the Index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index.

•	No single commodity that is in the Index may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Index, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The Index is calculated by Dow Jones, in conjunction with AIGI, by applying the impact of the changes to the futures prices of commodities included in the Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Index commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Index value to calculate the current Index value. Dow Jones disseminates the Index value approximately every fifteen (15) seconds (assuming the Index value has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes a daily Index value at approximately 4:00 p.m. (New York time) on each DJ-AIG Business Day on its website at http://www.djindexes.com.

The Index Is a Rolling Index

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position. The Index is a “rolling index”.

Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Index will be adjusted in the event that AIGI determines that any of the following index calculation disruption events exists:

(a) the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day;

(b) the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day’s settlement price;

(c) the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or

(d) with respect to any futures contract used in the calculation of the Index that trades on the LME, a quarterly observation date on which the LME is not open for trading.

Historical Closing Levels of the Dow Jones-AIG Commodity Index

Since its inception, the Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the Index during any period shown below is not an indication that the value of the Index is more or less likely to increase or decrease at any time during the term of the Notes. The historical Index levels do not give an indication of future performance of the Index. We cannot make any assurance that the future performance of the Index or the Index Commodities will result in holders of the Notes receiving a positive return on their investment. For purposes of determining the average index performance, the initial index level will be the closing level of the Index on the initial valuation date.

The chart below shows the monthly performance of the Index from July 31, 1998 through November 19, 2004.

Date	Closing Level
31-Jul-98	90.354
31-Aug-98	84.267
30-Sep-98	90.447
30-Oct-98	87.457
30-Nov-98	80.845
31-Dec-98	77.803
29-Jan-99	77.189
26-Feb-99	74.241
31-Mar-99	81.023

Date	Closing Level
30-Apr-99	83.997
28-May-99	78.558
30-Jun-99	82.599
30-Jul-99	83.728
31-Aug-99	88.211
30-Sep-99	92.435
29-Oct-99	88.423
30-Nov-99	90.088
30-Dec-99	92.273
31-Jan-00	96.815
29-Feb-00	98.063
31-Mar-00	98.524
28-Apr-00	96.882
31-May-00	102.843
30-Jun-00	104.764
31-Jul-00	99.004
31-Aug-00	108.170
29-Sep-00	106.975
31-Oct-00	103.820
30-Nov-00	111.590
29-Dec-00	114.613
31-Jan-01	111.374
28-Feb-01	110.479
30-Mar-01	105.372
30-Apr-01	108.708
31-May-01	106.091
29-Jun-01	101.571
31-Jul-01	102.570
31-Aug-01	102.225
28-Sep-01	95.107
31-Oct-01	90.407
30-Nov-01	90.959
31-Dec-01	89.033
31-Jan-02	88.309
28-Feb-02	90.476
28-Mar-02	99.588
30-Apr-02	99.431
31-May-02	97.755
28-Jun-02	99.518
31-Jul-02	98.826
30-Aug-02	102.581
30-Sep-02	106.294
31-Oct-02	105.053
27-Nov-02	105.247
31-Dec-02	110.276
31-Jan-03	118.644
28-Feb-03	122.526
31-Mar-03	113.171
30-Apr-03	112.360
30-May-03	118.821
30-Jun-03	115.788
31-Jul-03	116.395
29-Aug-03	120.898
30-Sep-03	120.898
31-Oct-03	126.571
26-Nov-03	126.087
31-Dec-03	135.269
30-Jan-04	137.620
27-Feb-04	146.445
31-Mar-04	150.837
30-Apr-04	148.046
28-May-04	150.436
30-Jun-04	144.034
30-Jul-04	146.414
31-Aug-04	143.556
30-Sep-04	153.175
29-Oct-04	155.549
30-Nov-04	153.406
6-Dec-04*	145.676

*	The level of the Index for December 2004 does not reflect the full month.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The graph below illustrates the performance of the Index from July 31, 1998 through November 30, 2004.

Source: Bloomberg L.P.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

License Agreement

“Dow JonesSM,” “AIG®” “Dow-Jones-AIG Commodity IndexSM,” and “DJ-AIGCISM” are registered trademarks or service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such products.

Dow Jones, AIGI and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is published by Dow Jones and AIGI, in connection with certain products, including the Notes.

The license agreement between Dow Jones, AIGI and us provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates to Barclays Bank PLC is the licensing of certain trademarks, trade names and service marks and of the Dow Jones-AIG Commodity IndexSM, which is determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to Barclays Bank PLC or the Notes. Dow Jones and AIGI have no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones-AIG Commodity IndexSM. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to Notes customers, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Barclays Bank PLC, but which may be similar to and competitive with the Notes. In addition, American International Group, AIGI and their respective subsidiaries or affiliates actively trade commodities, commodity indexes and commodity futures (including the Dow Jones-AIG Commodity IndexSM and the Dow Jones-AIG Commodity Index Total ReturnSM, as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-AIG Commodity IndexSM and the Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Dow Jones-AIG Commodity IndexSM components. Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Dow Jones-AIG Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates. The information in the pricing supplement regarding the exchange-traded futures contracts on physical commodities which comprise the Dow Jones-AIG Commodity IndexSM components has been derived solely from publicly available documents.

None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the exchange-traded futures contracts which comprise the Dow Jones-AIG Commodity IndexSM in connection with Notes. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the exchange-traded futures contracts which comprise the Dow Jones-AIG Commodity IndexSM, including without limitation a description of factors that affect the prices of such exchange-traded futures contracts, are accurate or complete.

None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates guarantees the accuracy and/or completeness of the Dow Jones-AIG Commodity IndexSM or any data included therein and none of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates shall have any liability for any errors, omissions, or interruptions therein. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates makes any warranty, express or implied, as to results to be obtained by Barclays Bank PLC, owners of the Notes, or any other person or entity from the use of the Dow Jones-AIG Commodity IndexSM or any data included therein. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates makes any express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Dow Jones-AIG Commodity IndexSM or any data included therein. Without limiting any of the foregoing, in no event shall Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates have any liability for any lost profits or indirect, punitive, special or consequential damages or losses, even if notified of the possibility thereof. There are no third-party beneficiaries of any agreements or arrangements among Dow Jones, AIGI and Barclays Bank PLC, other than American International Group and its affiliates.

The Commodity Futures Markets

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the Index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin”. This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market”.

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the Index has been comprised exclusively of futures contracts traded on regulated exchanges.

VALUATION OF THE NOTES

At Maturity

You will receive a cash payment at maturity that is based in part on the average index performance, which may be positive or negative. The Notes are fully principal protected and you will receive at least a minimum of $1,000.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the index return, if positive. The “index return” will be equal to $1,000 times the average index performance, which may be positive or negative. The average index performance will be calculated as follows:

Average Index Performance =	Average Index Level – Initial Index Level
Initial Index Level

The “initial index level” is the closing level of the Index on the initial valuation date and the “average index level” is the arithmetic mean of the closing levels of the Index on the 24 quarterly observation dates from and including the initial observation date to and including the final observation date, inclusive. You will receive at least $1,000 per $1,000 principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the Index.

For a further description of how your payment at maturity will be calculated, see “Specific Terms of the Notes” in this pricing supplement.

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the level of the Index on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of the Index, the market price of the Index Commodities and exchange-traded futures contracts on the Index Commodities, the volatility of commodities prices, economic, financial, political, regulatory, or judicial events that affect the level of the Index or the market price of Index Commodities and exchange-traded futures contracts on the Index Commodities, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below. References to “Index” mean the Dow Jones-AIG Commodity Index.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

You will receive a cash payment at maturity that is based on the average index performance, which may be positive or negative. The Notes are fully principal protected and you will receive a receive at least a minimum of $1,000.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the index return, if positive. The “index return” will be equal to $1,000 times the average index performance, which may be positive or negative. The average index performance will be calculated as follows:

Average Index Performance =	Average Index Level –Initial Index Level
Initial Index Level

The “initial index level” is the closing level of the Index on the initial valuation date and the “average index level” is the arithmetic mean of the closing levels of the Index on the 24 quarterly observation dates from and including the initial observation date to and including the final observation date, inclusive. Measure of the closing level shall be the official settlement price of the Index, as published on Reuters page “AIGCI1” under the column headed “Today” in the row headed “AIGCISM” (or such other page or headings as may replace that page or those headings on that service, or such other service as may be nominated as the information vendor, for the purpose of displaying rates or prices comparable to that rate or price).

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the fifth business day before this applicable day does not qualify as the final observation date referred to below, then the maturity date will be the fifth business day following the final observation date. The calculation agent may postpone the final observation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final observation date. We describe market disruption events under “ – Market Disruption Event” below.

Final Observation Date

The final observation date will be the final observation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final observation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final observation date for the Notes be postponed by more than ten business days.

Market Disruption Event

The calculation agent will determine the closing levels of the Index on each quarterly observation date. The determination of any closing level may be postponed if the calculation agent determines that, on the relevant quarterly observation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first business day after that quarterly observation date on which no market disruption event occurs or is continuing. In no event, however, will the determination of the closing level of the Index be postponed by more than ten business days.

If the determination of the closing level of the Index is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which such closing level of the Index will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index that would have prevailed in the absence of the market disruption event.

As set forth under “ – Payment at Maturity” above, the calculation agent will determine the average index level on the final observation date. As described above, the final observation date may be postponed and thus the determination of the average index level may be postponed if the calculation agent determines that, on the final observation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the closing level of the Index on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the average index level be postponed by more than ten business days.

If the determination of the average index level is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the average index level will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the average index level that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event:

•	the termination or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

•	the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price;

•	the Index is not published or if settlement prices are not published for any individual exchange-traded futures contract included in the Index; or

•	in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•	a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Commodity.

For this purpose, an “absence of trading” in the primary securities market on which option or futures contracts related to the Index or any Index Commodities are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “ – Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “ – Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final observation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the Mc-Graw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Discontinuance of or Adjustments to the Index; Alteration of Method of Calculation

If Dow Jones and AIGI discontinue publication of the Index and they or any other person or entity publish a substitute index that the calculation agent determines is comparable to the Index and approves as a successor index then the calculation agent will determine the average index level and the amount payable at maturity by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index on a date when the average index level is required to be determined, the calculation agent will instead make the necessary determination by reference to a group of physical commodities, exchange-traded futures contracts on physical commodities or indices and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index Commodities, the exchange-traded futures contracts on the Index Commodities or the method of calculating the Index has been changed at any time in any respect – including any addition, deletion or substitution and any reweighting or rebalancing of the exchange-trade futures contracts on the Index Commodities and whether the change is made by Dow Jones and AIGI under their existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Commodities or is due to any other reason – that causes the Index not to fairly represent the value of the Index had such changes not been made or that otherwise affects the calculation of the average index level or the amount payable at maturity, then the calculation agent may make adjustments in this method of calculating the Index that it believes are appropriate to ensure that the average index level used to determine the amount payable on the maturity date is equitable. For the avoidance of doubt, the reweighting and rebalancing of the Index as of January 2005, including the removal of cocoa, is a change that will not trigger such an adjustment. All determinations and adjustments to be made by the calculation agent with respect to average index level and the amount payable at maturity or otherwise relating to the level of the Index may be made by the calculation agent in its sole discretion.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

Initially, we will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the initial index level, the average index level, the average index performance and the amount payable in respect of your Notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to the Index and/or listed and/or over-the-counter options or futures on Index Commodities or listed and/or over-the-counter options, futures or exchange-traded funds on the Index prior to or on the trade date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or the value of the Index Commodities,

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, or exchange-traded funds or other instruments based on the level of other similar market indices or commodities, or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final observation date. That step may involve sales or purchases of Index Commodities, listed or over-the-counter options or futures on Index Commodities or listed or over-the-counter options, futures, exchange-traded funds or other instruments based on the level of the Index or indices designed to track the performance of the Index or other components of the commodities market.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CAPITALIZATION OF BARCLAYS BANK PLC

The following table sets out the authorized and issued share capital of Barclays Bank PLC and shareholders’ funds and indebtedness and contingent liabilities of the Group as at June 30, 2004.

As at June 30, 2004
million
Share capital of Barclays Bank PLC
Authorized ordinary share capital – shares of £1 each	3,000
Authorized preference share capital – shares of U.S.$0.01 each(1)	150
Ordinary shares – issued and fully paid – 2,304 million shares	2,304
Preference shares – issued and fully paid(1)	—
£ million

Group shareholders’ funds
Equity
Issued and fully paid ordinary share capital	2,304
Share premium	5,763
Revaluation reserve	24
Profit and loss account	8,976
Total shareholders’ funds	17,067

Group indebtedness
Loan capital
Undated loan capital – convertible to preference shares	—
Undated loan capital – non-convertible	6,233
Dated loan capital – convertible to preference shares	15
Dated loan capital – non-convertible	6,220

Debt securities in issue(2)	55,280
Total indebtedness	67,748
Total capitalization and indebtedness	84,815

Group contingent liabilities
Acceptances and endorsements	530
Guarantees and assets pledged as collateral security	26,334
Other contingent liabilities	7,800

Notes:

(1)	At June 30, 2004 Barclays Bank PLC had U.S.$1,500,000 of authorized preference share capital comprising 150 million preference shares of U.S.$0.01 each. There were no preference shares in issue at June 30, 2004.
(2)	The unaudited total amount of debt securities in issue increased between June 30, 2004 and October 31, 2004 to approximately £65 billion.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain United States tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United Kingdom and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus. The following section is the opinion of Sullivan & Cromwell LLP, counsel to Barclays Bank PLC. It applies to you only if you are a U.S. Holder (as defined below), you acquire your Note in the offering at the offering price and you hold your Note as a capital asset for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a partnership or other pass-through entity;

•	a person that owns a note as a hedge or that is hedged against interest rate risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of a Note and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this section does not apply to you.

Although the applicable U.S. Treasury regulations do not directly address notes such as your Note, your Note should be treated as a debt instrument subject to special rules governing contingent payment obligations for United States federal income tax purposes (the “Contingent Debt Rules”). The terms of your Note require you and us (in the absence of an administrative determination or a judicial ruling to the contrary) to treat your Note for all tax purposes as a debt instrument subject to the Contingent Debt Rules. By purchasing your Notes, you agree to these terms.

Under the Contingent Debt Rules, even though we will only make interest payments (if any) on the Note at maturity, you will be required to take into income an amount of interest for each accrual period determined by constructing a projected payment schedule for your Note and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a noncontingent fixed-rate debt instrument with terms and conditions similar to your note (the “comparable yield”) and then determining as of the issue date a payment schedule that would produce the comparable yield. These rules will generally have the effect of requiring you to include amounts in income in respect of your note prior to your receipt of cash attributable to such income.

We have determined that the comparable yield is 4.15% per annum, compounded annually. We have also determined that the projected payment for the Notes, per $1,000 of principal amount, at the maturity date is $276.31, or $1,276.31 for each Note (which includes the stated principal amount of the Note as well as the final projected payment). You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your Note, unless you timely disclose and justify on your federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your Note, and we make no representation regarding the amount of contingent payments with respect to your Note.

You will recognize gain or loss upon the sale, exchange, redemption or maturity of your Note in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your note will equal the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note in accordance with the comparable yield.

Any gain you recognize upon the sale, exchange, redemption or maturity of your Note will be ordinary interest income. Any loss you recognize at such time will be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your note, and thereafter, capital loss.

Backup Withholding and Information Reporting

Please see the discussion “Tax Considerations – United States Taxation – U.S. Holders – Backup Withholding and Information Reporting” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on your Note.

$743,000

BARCLAYS BANK PLC

PRINCIPAL PROTECTED NOTES DUE DECEMBER 9, 2010

LINKED TO THE DOW JONES-AIG COMMODITY INDEXSM

PRICING SUPPLEMENT

DECEMBER 6, 2004

(TO PROSPECTUS DATED JULY 1, 2002 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 17, 2004)

Barclays Capital